

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 2, 2008

Via U.S. mail and facsimile

Ms. Ann B. Ruple
Chief Financial Officer
Clean Diesel Technologies, Inc.
300 Atlantic Street, Suite 702
Stamford, Connecticut 06901

      RE: Form 10-K for the fiscal year ended December 31, 2006
              Form 10-Q for the period ended September 30, 2007
                 File No. 0-27432

Dear Ms. Ruple:

      We have reviewed your response letter dated December 19, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>Note 2. Significant Accounting Policies, page 34</u>

<u>Revenue Recognition, page 35</u>

We note your response to prior comment 5. Please address the following:

- You state that in most cases licensees must make additional investments to enable the capabilities of your patents, including significant engineering, sourcing of and assembly of multiple components. Please confirm that you are not involved in assisting the licensees in enabling the capabilities of your patents. For example, please confirm that you do not perform any of the services required to enable the capabilities of your patents. If so, tell us the nature of the services you perform as well as the time period over which they are typically performed;
- Your disclosures state that revenue is recognized upon execution of the license agreement. Please confirm that this also represents the commencement of the license term;
- Please clarify whether there is any stated license term. If there is a stated term, please tell us the typical period associated with the arrangements;
- Please clarify if the technology being conveyed to the licensee is delivered through some type of physical medium. If so, tell us what consideration is given to the delivery of this physical medium in your revenue recognition policy;
- Please tell us the estimated life of the technology being licensed, specifically the time period over which you estimate it will provide benefits. Please tell us when the related patents will expire as well as whether it will be or can be renewed upon expiration. Please also tell us what consideration you gave to the expiration of the patent as well as technological obsolescence in arriving at an estimated life; and
- Please confirm that there are no extended payment terms associated with these license agreements.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

    If you have any questions regarding these comments, please direct them to Nudrat
Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202)
551-3769.

                            Sincerely,

                            Rufus Decker
                            Accounting Branch Chief